Exhibit 3.1

ASHFORD HOSPITALITY PRIME, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING ADDITIONAL SHARES

OF SERIES B PREFERRED STOCK

Ashford Hospitality Prime, Inc., a Maryland corporation (the “Corporation”), having its principal office in Baltimore City, Maryland and its corporate office in Dallas, Texas certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s charter (“Charter”), the Board of Directors (the “Board”) previously classified and designated 2,600,000 shares of the unissued preferred stock, par value $.01 per share, of the Corporation as 5.50% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), having the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the “Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Stock” filed by the Corporation with the State Department of Assessments and Taxation of Maryland on December 4, 2015 (the “Series B Articles Supplementary”).

SECOND: Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s Charter, as set forth in the “Articles Supplementary Establishing Additional Shares of Series B Preferred Stock” filed by the Corporation with the State Department of Assessments and Taxation of Maryland on April 27, 2016, the Board previously classified an additional 400,000 shares of the Corporation’s Series B Preferred Stock, having the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the Series B Articles Supplementary.

THIRD: The Board, on February 23, 2017, delegated to a committee of the Board the authority, among other things, to classify shares of preferred stock, and, under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s Charter, such committee, on March 2, 2017, classified an additional 2,200,000 shares of preferred stock as Series B Preferred Stock, par value $.01 per share, having all of the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the Series B Articles Supplementary, with the result that the Corporation shall, upon the filing and acceptance for record of these Articles Supplementary have authorized an aggregate of 5,200,000 shares of Series B Preferred Stock, all of which shall constitute a single series of preferred stock.

FOURTH: These Articles Supplementary have been approved in the manner and by the vote required by law by a committee of the Board to whom authority has been properly delegated by the Board.

FIFTH:  These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

The undersigned President of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its President and attested to by its Secretary as of this 3rd day of March, 2017.

ASHFORD HOSPITALITY PRIME, INC.

By:	/s/ Douglas A. Kessler
Douglas A. Kessler
President

ATTEST:

By:	/s/ David A Brooks
David A. Brooks
Secretary